Via Facsimile and U.S. Mail
Mail Stop 6010

October 30, 2007

Thomas R. Watjen
President and Chief Executive Officer
Unum Group
1 Fountain Square
Chattanooga, Tennessee 37402

Re: Unum Group
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 001-11294

Dear Mr. Watjen:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief